Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com
November 5, 2010
CORRESPONDENCE FILED VIA EDGAR
AND FACSIMILE
Mr. John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
Dear Mr. Brown:
On behalf of American Commercial Lines Inc. (the “Company”), set forth below are responses of the Company to the staff’s letter of comment dated November 3, 2010 related to the above-noted filing of the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2010.
Specific responses to the individual comments are included below. For your convenience, each comment in your letter is repeated in quotations prior to the specific response.
General
1. Comment: “We note your response to our prior comment two, and we reissue in part. We note that the acquirer may convert employee options and restricted stock units into those of Parent. To the extent that the consideration offered to security holders may consist of a combination of cash and securities exempt from registration under the Securities Act of 1933, please revise to provide the information for the acquiring company pursuant to Instruction 3 to Item 14 of Schedule 14A. Alternatively please provide us your analysis as to why you are not required to do so.”

American Commercial Lines Inc.
November 5, 2010

Response: The Company respectfully submits that the consideration offered to security holders in the proposed merger among the Company, Finn Holding Corporation (“Acquirer”) and Finn Merger Corporation (“Merger Sub”) (the “Merger”) is solely cash and not a combination of cash and securities.
Instruction 3 to Item 14 of Schedule 14A applies for “transactions in which the consideration offered to security holders consists wholly of securities exempt from registration under the Securities Act of 1933 or a combination of exempt securities and cash.” As described in the Proxy Statement, in the Merger each outstanding share of the Company’s common stock, par value $0.01 per share (“Common Stock”) (except for certain shares owned, if any, by Company, Acquirer, Merger Sub, and their indirect and direct wholly owned subsidiaries, GVI Holdings, Inc. and certain of its affiliates (“GVI Stockholders”), and shares owned by stockholders who have properly exercised their appraisal rights) will be converted into the right to receive $33.00 in cash, without interest, less any applicable withholding taxes. GVI Stockholders will be entitled to receive $31.25 less any applicable withholding taxes in cash for each share of Company Common Stock they hold if the transaction closes on or before December 31, 2010 and $33.00 less any applicable withholding taxes in cash per share if the transaction closes thereafter. Pursuant to Delaware law and the Merger Agreement the only security holders who are entitled to vote to adopt the Merger Agreement are the holders of record of Common Stock of the Company as of the record date established by the Company’s Board of Directors. Persons holding equity awards of the Company, such as stock options or restricted stock units, are not entitled to vote in the Merger by virtue of these holdings, nor will they receive merger consideration in respect of those holdings.
Under the relevant plan documents under which stock options and restricted stock units of the Company are issued, these awards may be cancelled and their value paid out if not assumed by an acquirer, or, if assumed, may continue as awards for an acquirer’s or the Company’s common stock. See American Commercial Lines Inc. 2008 Omnibus Incentive Plan and 2005 Stock Incentive Plan. Under Section 1.7(d)(iii) of the Merger Agreement, it is provided that the unvested options and restricted stock units held by the Subject Executives1 of the Company will be assumed by Acquirer as permitted by the plans under which these grants were made and the individual award agreements, and become unvested options and restricted stock units in respect of common stock of Acquirer subject to their original vesting schedules. The determination to provide for these unvested options and restricted stock units in the Merger to be assumed by the Acquirer is made by the Company and the Acquirer as a matter of contract and the governing plan documents, and the Subject Executives, as provided therein, do not participate in that determination. Therefore, the assumption of these awards by Acquirer does not involve any investment decision by the Subject Executives. The option

[1]	“Subject Executives” means the officers of the Company at the Company’s internal level 16 or above (i.e. vice president level or above, consisting of 12 senior executives) whose unvested options and restricted stock units may, at Acquirer’s option, become options and restricted stock units in Acquirer.

American Commercial Lines Inc.
November 5, 2010

holders and restricted stock unit holders are not entitled to vote on the Merger in respect of those holdings, and the Company is not seeking the approval of the option holders and restricted stock unit holders for the Merger or the treatment of these awards as a consequence of the Merger. In addition, option holders and restricted stock unit holders do not have any dissenters’ or appraisal rights in respect of these holdings. Consequently, the assumption of unvested options and restricted stock units by Acquirer, which is the equivalent of an Acquirer’s assumption of contract obligations of the Company rather than the conversion of equity securities into merger consideration, does not constitute an “offer,” an “offer to sell,” an “offer for sale,” or a “sale” for purposes of Sections 2(3) and 5 of the Securities Act of 1933, as amended (the “Securities Act”) of any merger consideration in the form of any securities, and, therefore, the Company does not believe Instruction 3 is applicable.
As you are aware, pursuant to Rule 145 under the Securities Act, “an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security.” The Commission, in adopting Rule 145, expressed a view that business combination transactions take place with the consent given by “each stockholder in voting on a proposal to merge,” and in doing so, such consenting stockholder is making “voluntary and individual acceptance” of a new security. In addition, “the disapproving stockholder is deferring his decision as to whether to accept the new security or, if he exercises his dissenter’s rights, a cash payment.” In either case, such transactions do not occur merely by operation of law, but through “the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange.” SEC Release 33-5316 (October 6, 1972).
The quoted language indicates that the purpose of Rule 145 is to require registration or an exemption from registration of any securities that may be offered to stockholders in a merger or similar transaction where those stockholders have voting and/or dissenters’ right. However, in the case of the Merger, as indicated, the option holders and restricted stock unit holders have no voting or dissenters’ rights in respect of these holdings. Further, because the option holders and restricted stock unit holders have no investment decision to make in connection with the Merger, the assumption of their unvested options and restricted stock units by Acquirer and the substitution of Acquirer common stock for Company Common Stock thereunder is not a transaction involving an “offer” or “sale” of the type described in Rule 145(a).
The Company recognizes that the staff has expressed the view that a “short-form” merger transaction in which minority stockholders receive securities may involve an “offer,” an “offer to sell,” an

American Commercial Lines Inc.
November 5, 2010

“offer for sale,” or a “sale” for the purposes of Sections 2(3) of the Securities Act even though a vote of the minority stockholders is not sought, to the extent a stockholder must determine whether to either take the merger consideration or seek dissenters’ rights of appraisal. As noted above, the treatment of the option holders and the restricted stock unit holders in the Merger is significantly different than the treatment afforded to minority stockholders in short-form mergers because the option holders and restricted stock unit holders do not have dissenters’ rights and do not make any other investment decision in the Merger. Instead the Acquirer and the Company have contractually agreed to have the Acquirer assume these awards, as it would assume other contractual obligations of the Company, and as provided in the relevant award documents See Johnson Controls, Inc. (available January 28, 2005) and General Electric Capital Corporation (available July 26, 2000).
Because the option holders and restricted stock unit holders are not entitled to vote on the Merger and the Company is not seeking the approval of the option holders and restricted stock unit holders in connection with the assumption by the Acquirer of the stock options and restricted stock units, the Company respectfully submits that the information for the acquiring company pursuant to Instruction 3 to Item 14 of Schedule 14A is not required because such information is not material to an informed voting decision.
The Company believes that only 9 of the 12 option holders and restricted stock unit holders also own Common Stock and will have the opportunity to vote on the transaction in their capacity as Common Stockholders (assuming they hold these shares on the relevant record date). Those option holders and restricted stock unit holders collectively own 9,305 shares of Common Stock, representing significantly less than one percent of the outstanding Common Stock of the Company (.0724%). Even though these 9 Common Stockholders also happen to own options and restricted stock units that are being assumed, this does not mean that they are voting on the transaction in their capacities as option holders and restricted stock unit holders any more than the fact that such stockholders are employees of the Company dictates a conclusion that they are voting in their capacities as employees. Similarly, disclosure called for in the proxy statement is directed at the holders of the Section 12(b) registered Common Stock entitled to vote on the transaction and to receive merger consideration, and not to option holders and restricted stock unit holders who do not have a vote and will not receive merger consideration. As noted above, the proxy is not being mailed to option holders and restricted stock unit holders, they do not have any voting power in that capacity and no investment decision is being asked of, or made by, these holders. The only decision to be made by option holders and restricted stockholders is whether they will continue employment with the Acquirer.
As an aside, as disclosed in the proxy statement, Acquirer is a shell company and has no operations. Accordingly, Item 14, even if it were applicable, would not yield any meaningful disclosure.
2. Comment: “We note the representation in your letter that financing for the merger is assured for purposes of Instruction 2(a) to Item 14 of Schedule 14A. Please revise your proxy statement accordingly.”
Response: We note the staff’s comment and have revised the disclosure on pages 4 and 45 of the Proxy Statement to delete the phrase “but we cannot assure you of that” from the sentence that reads, “We believe the committed amounts will be sufficient to complete the transaction, but we cannot assure you of that.” We will also add the following to precede such disclosure: “Intermediate Holdco has obtained a binding commitment letter from Wells Fargo Capital Finance, LLC, which we refer to as Wells Fargo, whereby Wells Fargo has agreed to provide in the aggregate up to $550 million in debt financing to Intermediate Holdco, which we refer to as the debt commitment letter. Parent and Merger Sub also entered into a binding commitment letter with Platinum Equity Capital Partners II, L.P., an affiliate of Parent which we refer to as guarantor, to receive an equity commitment for an aggregate investment of up to $500 million, which we refer to as the equity financing letter, which in and of itself is sufficient to pay the merger consideration to stockholders. The financings contemplated by the debt commitment letter and the equity financing letter are subject to certain conditions, as described elsewhere in the proxy statement.”
Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270, Michael J. Silver at (410) 659-2741 or Lillian Tsu at (212) 918-3599.
Sincerely,

/s/ Amy Bowerman Freed Amy Bowerman Freed
Hogan Lovells US LLP

[Letterhead of American Commercial Lines Inc.]
November 5, 2010
CORRESPONDENCE FILED VIA EDGAR
AND FACSIMILE
Mr. John Dana Brown
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 22, 2010
Dear Mr. Brown:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated November 3, 2010 with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A, American Commercial Lines Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (812) 288-0291.

Sincerely,
/s/ Dawn R. Landry
Dawn R. Landry
Senior Vice President, General Counsel & Corporate Secretary